EXHIBIT 99.3

Skycorp Solar Group Limited

Registered Company No 386421

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

Proxies

A member entitled to attend and vote at the meeting may appoint a proxy.

A blank proxy form is attached. This form is a sample proxy form only. Please follow the instructions on the voting document that was provided to you for information on how to vote your proxy. Please consider carefully the conditions attaching to appointment of a proxy.

Please see the conditions attaching to the appointment of a proxy for the time of such delivery.

Proxy instructions

What happens if you do not follow these instructions?

1	If you do not follow these instructions, any instrument you make appointing a proxy will be invalid.

Eligible members

If you are a member entitled to attend and vote at this meeting of the Company, you may appoint a proxy to vote on your behalf. Only registered shareholders whose names are on the register of members of the Company as at the close of business on May 6, 2026, being the Record Date, are entitled to attend and vote at the meeting of the Company.

A proxy need not be a member of the Company.

A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights.

If you complete a proxy form, can you still attend and vote at the meeting?

Completion of the proxy form does not preclude a member from subsequently attending and voting at the meeting in person if he or she so wishes. If a Member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid.

Multiple proxies

If you are a member entitled to cast two or more votes at the meeting, you may appoint two proxies and may specify the proportion of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy is deemed to exercise half of your votes.

Joint shareholders

In the case of jointly held shares, if more than one joint holder purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. For this purpose, seniority will be determined by the order in which the names of the joint holders appear in the register of members (the first-named being the most senior).

If a poll is to take place within 24 hours after it has been demanded then, in addition to the ways specified in the preceding paragraph, the documents may be delivered to the chairperson or to the Company secretary or to any director at the meeting at which the poll was demanded.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

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Skycorp Solar Group Limited

Registered Company No 386421

(the Company)

Proxy Form

I/We	……………………………………………………………………………………

of	……………………………………………………………………………………

being a member/members of the Company and the holder/holders of

…………………………………………………………..…. (number and class of shares)

appoint as my/our proxy, …………………………………………………………..…. of

 ………………………………………………………………………………………………………………

at the extraordinary general meeting of the Company to be held at Room 303, Block B, No.188 Jinghua Road, Yinzhou District, Ningbo City, Zhejiang Province, China 315048 on June 10, 2026 at 10:00 a.m. (local time).

Please indicate with a tick mark in the spaces opposite to the resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

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PROPOSAL 1 - Change of Name

It is resolved, as a special resolution, that subject the proposed new name conforming with section 30 of the Companies Act (As Revised), the Company change its name to PN Smart Energy Limited and that the change of name take effect from the date of this resolution (the Change of Name).

	For ☐	Against ☐	Abstain ☐

PROPOSAL 2 – Share Capital Increase

It is resolved, as an ordinary resolution, that the authorised share capital of the Company be increased from US$100,000 divided into: (i) 37,500,000 Class A Ordinary Shares of par value of US$0.002 each; (ii) 5,500,000 Class B Ordinary Shares of par value of US$0.002 each; and (iii) 7,000,000 Preferred Shares of par value of US$0.002 each to US$1,000,000 divided into: (i) 430,000,000 Class A Ordinary Shares of par value of US$0.002 each; (ii) 63,000,000 Class B Ordinary Shares of par value of US$0.002 each; and (iii) 7,000,000 Preferred Shares of par value of US$0.002 each (the Share Capital Increase).

	For ☐	Against ☐	Abstain ☐

PROPOSAL 3 – Amended and Restated Memorandum and Articles of Association

It is resolved, as a special resolution, that subject to and immediately following the Change of Name and Share Capital Increase being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company's existing memorandum and articles of association, to reflect the Change of Name and Share Capital Increase.

	For ☐	Against ☐	Abstain ☐

PROPOSAL 4 – Adjournment	For	Against	Abstain

It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

	☐	☐	☐

Dated _________________

Executed by:

………………………...............

Signature of shareholder

Name of Authorized Officer/Attorney: ________________________3

1 Full name(s) and address(es) to be inserted in block letters.

2 Insert name and address of the desired proxy in the spaces provided. If you wish to appoint the chairperson, write “The chairperson” without inserting an address.

3 To be completed if the shareholder is a corporation – please insert name of authorized officer/attorney signing on behalf of the corporate shareholder.

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